HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

________harttrinen@aol.com

(303) 839-0061Fax: (303) 839-5414

January 11, 2022

Kevin Dougherty

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Sky Quarry, Inc.

Offering Statement on Form 1-A

File No. 024-11574

This office represents Sky Quarry, Inc. (the “Company”). Post-Effective Amendment No. 3 to the Company’s Offering Statement on Form 1-A has been filed with the Commission.  The following are the Company’s responses to the comments received from the staff by letter dated December 13, 2021.

The numbers below correspond to the paragraph numbers in the staff’s comment letter. The numbers under the "Page No." column indicated the page number of the Offering Circular where the responses to the staff's comments can be found.

Page No.
1.	a)	References to management’s consolidated pro forma financial projections have been removed from the Company’s investor deck on the Equifund website.

b)

You note a claim made at www.equifund.com to the effect that the company can recycle asphalt shingles and produce a barrel for recycled oil for zero net cost and request an explanation of the basis for those assertions.

In brief, the business model for the Company’s recycling facilities involves charging a tipping fee for material acceptance and then creating value-added products, including oil, from the separation of the recycled materials, as described in the Offering Circular under “Business”.

Management is assuming operating costs of approximately $25 to produce a barrel of oil using its recovery technology and process. This figure has been confirmed by an independent third party petroleum engineering firm. Operating costs are expected to be more than offset by the collection of tipping fees, hence the reference to “net zero cost”. This information is referenced on the Equifund website under footnote 18.

Tipping fees for waste asphalt shingles range from $45 to $120 per ton with a national average of $90.

Tipping fee information was gathered from US EPA reports based on publicly available information posted on waste management facility websites, as well as through contact and discussion with facility owners, operators, and personnel.

	We believe these assumptions to be fair and reasonable and the assertions are made in good faith.

2.	Comment complied with.	17,19,20,
		F23-F44

3.	Comment complied with.	31-32

4.	Comment complied with.	2,31

We also attach herewith a copy of the Letter of No Objection Opinion from FINRA with regard to compensation to be paid to Digital Offering LLC.

We request qualification of Post-Effective Amendment No. 3 to the Offering Statement on the earliest practicable date.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

                               /s/ William T. Hart

William T.  Hart

December 14, 2021

DIGITAL OFFERING LLC

1461 glenneyre street, suite D Laguna Beach, CA 92651

Attn: Gordon McBean

Re: No Objections Letter

FINRA Filing ID: 2021-09-23-5903106

Sky Quarry, Inc.

CIK #: 0001812447

SEC Reg.#: 024-11574

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA's public offering filing system.

This letter confirms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be filed on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the offering proceeds, (2) changes in the public offering price, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department's no objections decision.

The Department's decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer's public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer's activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

The Department provided a no objections opinion verbally on November 19, 2021.

This letter does not purport to provide an opinion regarding any class of the issuer's securities sold or distributed prior to November 19, 2021.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Nadia Yoon

First Reviewer

Paul Helmkamp

Second Reviewer

Corporate Financing Department